UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Scotts Liquid Gold Inc.
(Name of Issuer)
COMMON STOCK, $.10 par value
(Title of Class of Securities)
810202101
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	810202101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		1,215,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,215,200

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,215,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	810202101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Value Fund Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		1,215,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,215,200

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,215,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	810202101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,215,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,215,200

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,215,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 810202101	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.10 par value (the “Common Stock”) of Scotts Liquid Gold, Inc., a Colorado corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 4880 Havana Street, Denver, Colorado 80239.
Item 2. Identity and Background
This Schedule 13D is being filed by Yorktown Avenue Capital, LLC, a limited liability company, managed by Value Fund Advisors, LLC. Charles M. Gillman in a member and the manager of VFA.
Yorktown and VFA are Oklahoma limited liability companies whose principal business is business investment and investment management, respectively. Charles M. Gillman, is the Manager.
The principal business office address of Yorktown Avenue Capital, LLC and VFA is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The name and address of the manager is as follows:

Name and Office Held	Business Address	Citizenship	Principal
Occupation or
Employment
Charles M. Gillman, Manager	415 S. Boston, Tulsa, OK 74103	USA	Manager of various investment entities, including Yorktown Avenue Capital, LLC
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of securities was the working capital of Yorktown Avenue Capital, LLC. The total amount of consideration paid for securities purchased since the Company’s last 13D filing as $247,200.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a),(b) According to the Issuer’s 10-Q filed for the quarter ended June 30, 2006, there were 10,503,000 shares of Common Stock issued and outstanding as of June 30, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,215,200 shares of Common Stock held by Yorktown Avenue Capital, LLC. Voting and investment power concerning the above shares are held solely by Yorktown Avenue Capital, LLC.
Although Charles M. Gillman and VFA are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Yorktown Avenue Capital, L.L.C.

c) During the last 60 days, the Yorktown has purchased the following shares of Common Stock in the open market:

Trade		Cost
Date	Quantity	Per Share
07/25/2006	20,100	.99
09/13/2006	2,500	.86
09/14/2006	10,000	.86
09/19/2006	7,408	.83
09/22/2006	20,000	.83
09/25/2006	8,100	.83
09/29/2006	51,000	.83
10/02/2006	40,000	.82
10/03/2006	128,000	.83
10/04/2006	47,992	.81
10/05/2006	52,000	.81
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2006

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman By: Charles M. Gillman, Manager

/s/ Charles M. Gillman Charles M. Gillman